Red Pine Petroleum Ltd. Announces Filing of Management Information Circular and the Proposed Board of Directors and Interim Chief Financial Officer Following Completion of the Proposed Reverse Takeover

Vancouver, British Columbia--(Newsfile Corp. - May 5, 2021) - Red Pine Petroleum Ltd. ("Red Pine" or the "Company") is pleased to announce that further to its news release dated April 8, 2021 regarding the proposed business combination (the "Proposed Transaction") with HB2 Origination, LLC ("Origination"), Red Pine has filed the management information circular (the "Circular") and related meeting materials for the annual general and special meeting of shareholders to be held on May 25, 2021 in connection with the Proposed Transaction. The Circular includes the proposed slate of board of directors for the resulting issuer following the completion of the Proposed Transaction (the "Resulting Issuer").

"We are pleased to propose this slate of board members who collectively bring deep capital markets, management and industry expertise. Building on our commitment to strong corporate governance, this group is well positioned to help guide the Company's strategic direction and capitalize on our business momentum," commented Craig Perry, Chief Executive Officer and Chairman of the Board of Directors of Origination.

Proposed Board

The following is a brief overview of each of the proposed nominees to be elected to the board of directors of the Resulting Issuer conditional on and effective upon completion of the Proposed Transaction:

Darren Tangen, Director

Mr. Tangen has three decades of real estate, finance and investment experience as the former President and Chief Financial Officer of Colony Capital, Inc. At Colony, he led the formation and successful growth of numerous businesses including its opportunistic credit business (Colony Financial, Inc.), single family homes for rent, and light industrial real estate platforms. Mr. Tangen holds a B.Comm. from McGill University and M.B.A. from The Wharton School (University of Pennsylvania).

Porter Collins, Director

Mr. Collins is co-founder and portfolio manager of Seawolf Capital LLC, an equity hedge fund. Prior to Seawolf, he was senior analyst and a partner of the FrontPoint Financial Services Fund, which was profiled in Michael Lewis's book "The Big Short". Earlier in his career, Mr. Collins was a financial services analyst and a retail/consumer analyst at Chilton Investment Co., Inc. and an analyst at Goldman Sachs. He is a member of the Board of the Emily Hall Tremaine Foundation, the Board of Directors of the National Rowing Foundation and the Board of Stewards of Power Ten New York, Inc. Mr. Collins was a member of the U.S. Olympic rowing team in 1996 and 2000 and earned an A.B. from Brown University.

Stephen Schaefer, Director

Mr. Schaefer has over three decades of energy, investment and private equity experience. He serves on the board of GenOn Holdings, and TexGen Power, where he is chairman of the board. He is also a member of the board of directors of Just Energy Group Inc., where he is the chairman of the audit committee. Previously, Mr. Schaefer was a partner at Riverstone Holdings, where he was primarily responsible for power and renewable energy investing. He is Chartered Financial Analyst and received his B.S., magna cum laude in Finance and Accounting from Northeastern University in 1987.

Agenia W. Clark, EdD, Director

Dr. Clark has more than 10 years of experience serving on corporate boards. She's currently the Chair of the Risk Committee for NYSE-listed FirstBank Holdings and is the former Chair, Compensation Committee. Additionally, Dr. Clark was a founding director for Avenue Bank Holdings, when the bank started as a private holding company, before it was listed on NASDAQ, and was later acquired and merged with another Nashville community bank. She is currently a trustee for Simmons University (Boston, MA) as well as a trustee for the Ayers Foundation. She has been recognized as one of Nashville's most influential leaders and is the CEO, Girl Scouts of Middle Tennessee. Dr. Clark has a doctorate of Education, Vanderbilt University and her Bachelor of Science and Master of Business Administration from the University of Tennessee, Knoxville.

Craig Perry, Chairman and Chief Executive Officer

Mr. Perry is currently the Chief Executive Officer of Origination. Mr. Perry has experience as both an operator and investor across a variety of industries including energy, real estate and retail. Mr. Perry is an owner of Cortland Partners, a multifamily real estate company. Mr. Perry has held senior investment roles at Panning Capital, Sabretooth Capital, Swiss Re and Credit Suisse with a focus on equities and distressed credit. He has previously served as a board member for Brookfield's DTLA Office Trust and Cortland Partners. Mr. Perry graduated from Princeton University with an A.B. in Economics.

Proposed Chief Financial Officer

The Company is also pleased to announce that Darren Moulds will be appointed as the Interim Chief Financial Officer of the Resulting Issuer following completion of the Proposed Transaction. For information on the other proposed officers of the Resulting Issuer, please refer to the Company's news release dated April 8, 2021 and the Circular. The Circular is available under the Company's profile on SEDAR at www.sedar.com.

Darren Moulds, Chief Financial Officer

Mr. Moulds, the proposed Chief Financial Officer is a senior financial professional with extensive experience in the international oil and gas sector. His past endeavors include holding CFO and officer level positions with multiple junior international oil and gas companies and six years with PricewaterhouseCoopers LLP. His previous experience and extensive knowledge of accounting, finance, and capital markets will complement the efforts of the Resulting Issuer.

Supplemental Disclosure

The Company wishes to supplement the disclosure in the Circular under the section "9. Election of Post- Business Combination Directors - Cease Trade Orders, Bankruptcies, Penalties or Sanctions". Mr. Schaefer was a director of Green Earth Fuels, LLC, a biodiesel company, when it filed for Chapter 7 bankruptcy under the U.S. Bankruptcy Code with the Texas Southern Bankruptcy Court in 2015. Mr. Schaefer was also a director of Amaizeingly Green Products GP Ltd., an ethanol company, when it was placed into receivership under the Bankruptcy and Insolvency Act pursuant to an order of the Ontario Superior Court of Justice in December 2012.

About Origination

HB2 Origination, LLC is a US based company that operates oil and gas assets in the Austin Chalk and Eagle Ford formations in the Giddings Field near Austin, Texas.

For further information please contact the Company at 416.258.3059 or by email (richard@paolonelaw.ca).

On behalf of the Board of Directors of Red Pine Petroleum Ltd.

Richard Paolone

CEO and Director

All information contained in this news release with respect to Origination and the Resulting Issuer was supplied by Origination for inclusion herein and the Company has relied on the accuracy of such information without independent verification.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Red Pine's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Red Pine's control. Generally, such forward-looking information or forward- looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information and expectations concerning the Proposed Transaction.

By identifying such information and statements in this manner, Red Pine is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Red Pine (or the Resulting Issuer) to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Red Pine has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability to consummate the Proposed Transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Proposed Transaction on the proposed terms and schedule; the potential impact of the announcement or consummation of the Proposed Transaction on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

Although Red Pine believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Red Pine does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/82829